TranS1 Inc.

301 Government Center Drive

Wilmington, North Carolina 28403

July 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief

Re:	TranS1 Inc.

Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-174255)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of TranS1 Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 5:00 p.m. Eastern Standard Time on August 1, 2011, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

TranS1 Inc.

/s/ Joseph Slattery
Joseph Slattery
Executive Vice President and Chief Financial Officer